iMetabolic Biopharma Corporation

ANNUAL REPORT

275 N Gateway Dr, Suite 104
Phoenix, AZ 85034
4809395770
https://imbiopharma.com/

This Annual Report is dated May 5, 2026.

BUSINESS

Company Overview

Biotech/Biopharma entails the development of therapeutic products for the treatment of disease. iMetabolic Biopharma Corporation (iMBP) is the next stage of biotech evolution as it has integrated cutting edge technology to improve its drug discovery capabilities. This innovative intersection of technology and biotechnology is defining a new segment of the industry as TechBio. This is the future of drug discovery. Therefore, iMBP created the iPlatform™, a computational technological approach that overcomes many of the hurdles experienced in traditional biotechnology drug discovery approaches. Our iPlatform™ in combination with our current five established disease drug asset programs puts iMBP is in a unique position. Through the application of the iPlatform™, the company has the ability to discover and engineer new drug candidates with greater efficiency and speed, providing the potential to expand its drug asset pipeline into perpetuity. This combination of innovative operational and scientific value drivers has poised iMBP to be a disruptive leader in this new era of biopharma. This will enable us to produce safer, more effective and more cost-efficient therapeutics, ultimately improving people's lives.

Business Model

The iMBP business model is structured according to the common template within the biopharma/biotech industry. This model involves iMBP taking individual drug assets within its pipeline to a level of development that, by industry standards, has demonstrated significant de-risking. We currently have 5 different disease programs in operation that are focused in the areas of cardiometabolic, cardiovascular and neurodegenerative disease. These diseases affect a broad portion of both the American and global populace with a disturbing level of unmet medical need. Once these proof-of-concept developmental milestones are achieved, there is historical industry data that supports license or sale of a given drug asset to a large biopharmaceutical company. These transactions have historically demonstrated a broad spectrum of financial terms that have included upfront payments, milestones and royalty payments. There are additional options for revenue/exit based on specific market conditions that may even include acquisition or initial public offering.

However, as a TechBio company, iMBP's business model also has a technological component. We are also investing R&D dollars into the development of our iPlatform™ technology program. This program is extremely valuable as it allows for the continual replenishing and addition to iMBP's internal drug pipeline efforts. It also provides a potential mechanism for out licensing to an external service provider or strategic partnership to satisfy broader industrial needs in the future. However, our current iPlatform™ efforts are purely for iMBP internal drug asset programs.

Intellectual Property (IP)

iMBP currently has a single issued methods patent (US/9,783,600). This patent serves as a proof-of-concept for some of iMBP's flagship therapeutic initiatives.   This specific piece of IP is assigned to iMBP Holding, LLC; a wholly owned iMBP subsidiary.

iMBP currently has a number of different therapeutic and technology innovation programs on-going. These programs are currently held as trade secret information with all principals under strict and enforceable confidentiality agreements. Provisional applications and full Patent Cooperation Treaty (PCT) filings, for world-wide protection, are a part of iMBP's developmental tactics and will be executed strategically to maximize both the layers of protection and timeline. Certain technology filings are scheduled to be filed before the end of 2022.

Corporate Structure

As of Nov 4th, 2022, iMetabolic Biopharma Corporation is Nevada C-Corporation that operates in the State of Arizona. The company currently has a single wholly owned subsidiary that is managed by the iMBP Executive Leadership Team. The sole function of this subsidiary, iMBP Holding, LLC, is to act as a security lockbox around the currently issued IP. Patent prosecution, legal support, patent strategy, filing and maintenance fees are all the responsibly of iMBP. The use of IP holding companies are common place within the biopharma industry to limit any potential liability.   iMBP understands the value of its IP portfolio and it is taking every step to ensure the protection of all of its programs. It is therefore the company's plan to utilize additional wholly owned subsidiary holding companies in the future to provide the maximum level of protection of issued IP and ensure company operational freedom.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $15,150.00
Number of Securities Sold: 23,671
Use of proceeds: This was equity settlement for out of pocket expenses, debt, accrued by Dr. Urban Kiernan supporting the company. Rather than take a cash distribution, he agreed to additional equity.
Date: March 16, 2020
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION**

Operating Results – 2025 Compared to 2024

How long can the business operate without revenue:

We currently have enough capital to operate the company until Q3 2026.

Foreseeable major expenses based on projections:

From our projections, the major company expenses will be supporting our R&D programs. As stated in our use of proceeds, we anticipate this to consume 70% of our budget. The next largest expense is the continued development and testing of the iPlatform™. We are projecting this to utilize ~ 15% of our total budget.

Future operational challenges:

We foresee several operational challenges into the future. The primary challenge is largely around the testing of our drug assets. Access to the appropriate scientific resources necessary for early safety and efficacy evaluation of our drug assets is always a competitive process in the drug industry. However, since COVID-19, there has become additional strain making wait times and costs larger than before. We also see the attraction and retention of qualified personnel to assist in company operations and program management being a concern. Since COVID-19 the labor market has been inconsistent and something that we are aware of from a risk mitigation standpoint as we move forward and expand operations.

Future challenges related to capital resources:

The biggest challenges with capital resources in the innate competition in the system for investment dollars. This is not a new challenge in the biopharma space. Our solution is a diversified approach to funding. This includes mechanisms such as government grants, but more directly to attract capital from the broadest pool of potential investors. For now we are intensely focused on Strategic partners, high networth individuals, RegCF investors and the like.

Future milestones and events:

The value drivers in the biotech industry are positive data and a solid responsible management team. Progress in moving both drug assets and platform forward are instrumental in creating value, and thus raising future capital.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 27,787.

Debt

Creditor: SBA
Outstanding balance: $148,100.00
Interest rate: 3.75%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Stephen Adam Munk

Stephen Adam Munk's current primary role is with Arizona State University. Stephen Adam Munk currently services approximately 6 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Interim COO
Dates of Service: August 2019 — Present

Responsibilities: Passive. Stephen does not receive a compensation from iMBP.
Other business experience in the past three years:

Employer: Arizona State University
Title: Deputy Director, Science and Technology, Biodesign Institute
Dates of Service: October 2017 — Present
Responsibilities: As the Deputy Director of the Biodesign Institute at Arizona State University, his role function is to help in the strategic planning, operation and expansion of the Biodesign efforts within the local and global ecosystem.
Employer: Systems Oncology
Title: Scientific Advisory Board
Dates of Service: June 2018 — Present
Responsibilities: He servies as a scientific advisor to the company.
Employer: TSRL, Inc
Title: Board Member
Dates of Service: March 2019 — Present
Responsibilities: He currently serves on the board of TSRL, Inc.
Employer: National Academy of Inventors, Class of 2022
Title: Senior Member
Dates of Service: February 2022 — Present
Responsibilities: This is an honorary position in recognition of achievments in innovation.

Name: David F Hendren

David F Hendren's current primary role is with Augmentum Ventures (Augmentum Advisors, LLC). David F Hendren currently services approximately 13 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: November 2017 — Present
Responsibilities: Responsible for coalescing formulation of overall company strategy, supporting CEO in execution, and overseeing operation of company's business, relationships, and transactions. David does not receive a compensation from iMBP.
Other business experience in the past three years:

Employer: Augmentum Ventures (Augmentum Advisors, LLC)
Title: Managing Director
Dates of Service: September 2009 — Present

Responsibilities: Business advisory, consulting, and management company focused on: • Advising and partnering with entrepreneurs, investors, and stakeholders in enterprise creation; building, managing, and turning-around promising companies; commercialization; venture/private equity finance; formulating/executing strategic and business plans; organizational/team development; change management; transactional, situational, and portfolio analysis/diligence; stakeholder alignment; creating rapid growth and value; managing risk; and driving exits. • Developing, supporting, managing, financing, and commercializing novel technologies and new, emerging, and growth-stage enterprises in healthcare, life science, technology, service, IT, and other markets. • Evaluating, managing, and monetizing private companies, venture/private equity interests, and investment and technology portfolios.

Employer: Babson College

Title: Entrepreneur in Residence; Executive Education Program Presenter/Faculty

Dates of Service: June 2014 — Present

Responsibilities: Entrepreneur-in-Residence (2014-15), working with, advising, presenting, and guest lecturing with students in MBA, undergraduate business, and Olin engineering programs, faculty, alumni, and community at Babson College, a leading institution for entrepreneurship. Presenter/Faculty in Executive Education programs (2015-present).

Employer: Massachusetts Life Sciences Center

Title: Review Board

Dates of Service: January 2015 — Present

Responsibilities: Reviewer for grant awards by the Massachusetts Life Sciences Center for innovative companies in healthcare and life sciences.

Employer: Edison Awards

Title: Reviewer and Judge

Dates of Service: November 2015 — Present

Responsibilities: Reviewer for Edison Awards™ program recognizing, honoring and fostering innovation and innovators.

Employer: MassChallenge

Title: Mentor

Dates of Service: January 2018 — Present

Responsibilities: Mentor focused on healthcare, life science, medical device, and healthcare IT ventures in this global zero-equity startup accelerator.

Employer: VIC Technology Venture Development™

Title: Strategic Advisor

Dates of Service: June 2020 — Present

Responsibilities: VIC Technology Venture Development acquires novel technologies sourced from top tier universities and government research centers and launches companies to build commercial products and services with potential for substantial commercial opportunity and strong societal impact. VIC's primary focus is on healthcare and medical technology, including medical devices, diagnostics, and pharmaceuticals, but VIC has also launched companies in high-impact areas such as clean water, animal health, and food safety.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Urban A. D. Kiernan Revocable Living Trust
Amount and nature of Beneficial ownership: 6,859,525
Percent of class: 65.9%

RELATED PARTY TRANSACTIONS

Name of Person: Urban Austin Kiernan
Relationship to Company: Officer
Nature / amount of interest in the transaction: As one of three inventors, Urban Kiernan is granted a 7% royalty on all licensing revenues from the single issued methods patent (US/9,783,600) currently assigned to iMBP Holding, LLC; a wholly owned iMBP subsidiary. To date, Urban has not yet received any royalty payments while the company is still in its pre-revenue stage.
Material Terms: 1. ROYALTY: IMBP Holding LLC shall pay to Inventors a royalty of 21 Percent of all gross licensing fees, sub licensing fees, or other gross revenues of any kind received from any entity with which IMBP Holding, LLC enters into any agreement for use of the Issued Patent and Methods Claims therein. Pursuant to paragraph 2 below, Inventors will share 21 percent of all amounts of gross licensing fees, gross amounts of sub licensing fees, or other gross revenues of any kind from any source derived and received by IMBP Holding, LLC. IMBP Holding, LLC shall not take any deductions from the amounts/revenues of gross licensing fees, gross amounts of sub licensing fees, or other gross revenues of any kind before calculating and paying the 21% royalty. Any assignment of this Patent by IMBP Holding, LLC to a third party will be subject to this Royalty Payment and all other terms of the agreement, and no assignment of the patent can be made to a third party in which IMBP Holding, LLC, its members, officers, agents, employees, affiliates, related entities, and/or subsidiaries, individually or collectively, has a controlling interest. In the event that IMBP Holding, LLC assigns the Patent to a third party as allowed under this Agreement, and the third party fails to pay the Royalty Payment to Inventors, IMBP Holding, LLC and its members agree to make such Royalty Payments consistent with this Paragraph 1 based on any gross licensing fees, gross amounts of sub licensing fees, or other gross revenues of any kind received by the third party as though IMBP Holding, LLC still retained the Patent. 2. DIVISION OF INVENTORS ROYALTY PAYMENT: The Royalty Payment set forth in paragraph 1 above shall be divided equally between the Inventors, with each Inventor receiving 7% of the gross licensing fees,

gross amounts of sub licensing fees, or other gross revenues of any kind received by IMBP Holding, LLC, or any related entity of IMBP Holding, LLC, from any agreement with any entity for use of the Method Claims in the Issued Patent. This equal. division of the Royalty Payment is based upon the principal that all Inventors are treated equally under applicable Patent Law. 4. REVERSION OF RIGHTS TO INVENTORS: In the event IMBP Holding, LLC has not, within a period of 36 months from the date of execution of this Agreement, either (A) generated the gross amount/revenues from which royalties are owed pursuant to paragraph 1 from licensing fees, gross amounts of sub licensing fees, or other gross revenues of any kind as the result of licensing the Patent and Method Claims therein pursuang to any licensing agreemnts, or pusuant to any other agreements, with any third parties relating to the Patnet or Methods claims therein, or (B) otherwise has failed to receive revenues of any kind based upon permitting the use of the Patent or Method Claims therein, then all rights to the Patent shall revert to the Inventors. In the event any executed licensing agreement or other agreement entered into by IMBP Holding, LLC, as contemplated in this paragraph 4, is terminated for any reason, IMBP Holding LLC will have 24 months to execute a new agreement or agreements with any third party or parties relating to the Patent and Method claims therein that is actually generating the gross amounts/revenues from licensing fees, sub licensing fees, or other gross revenues of any kind from which Royalties are owed pursuant to paragraph 1. If IMBP Holding, LLC fails to generate such gross amounts/revenues and the gross amounts from which royalties are owed pursuant to paragraph 1 within this 24 month time period, all rights to the Patent shall revert to the Inventors. 6. INVENTORS TO HAVE RIGHT TO REJECT LICENSING AGREEMENT: The Inventors, by majority vote may vote to reject any licensing or sub licensing agreement entered into between IMBP Holding, LLC and any third party pertaining to the Issued Patent and Method Claims therein.

Name of Person: Urban Austin Kiernan
Relationship to Company: Officer
Nature / amount of interest in the transaction: $4,665, 0% interest loan
Material Terms: This loan was provided by the founder to the company in 2022. This loan was outstanding but has been satisfied as of April 2023.

OUR SECURITIES

The Company has authorized Common Stock, Preferred Stock, and Convertible Note - CF 2022.

Common Stock
• Authorized: 95,000,000
• Outstanding: 10,408,905
• Voting Rights: The outstanding shares in the company have standard voting rights as outlined by in the company bylaws.
• Material Rights: Employee Stock Options

The stock options granted to employees are granted as and when and subject to terms approved by the Company's Board of Directors from time to time. Strike price is the fair market value at the time of grant a determined and approved by the Board. Options are subject to customary provisions including standard vesting terms and repurchase rights.

The total amount outstanding includes 13,456,990 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 1,542,960 shares to be issued pursuant to stock options issued.

Material Rights

(1) Restriction on Transfer of Shares.

(a) Transfer Subject to Agreement. During the term of this Agreement, the Shareholders shall not pledge, encumber, sell, assign, transfer, give away or otherwise voluntarily or involuntarily dispose of (hereinafter collectively referred to as "Transfer") any shares of the Corporation's stock of any class or preference, whether now owned or hereafter acquired by any shareholder (hereinafter collectively referred to as "Shares"), except in strict compliance with the terms and conditions of this Agreement. Shareholders may, however, transfer Shareholders such Shareholder's shares to a Grantor Trust in which Grantor is a beneficiary established for estate planning purposes and provided that the Trustee of such trust shall be bound by the terms of this Agreement.

(b) Attempted Transfer in Violation of Agreement Ineffective. Any attempted Transfer of Shares in contravention of the terms of this Agreement shall be invalid and ineffective and shall not be recognized by the Corporation or the other Shareholders. If a Shareholder attempts to so Transfer Shares in contravention of this Agreement, such Shareholder nevertheless shall for all purposes remain the legal and beneficial owner of such Shares, entitled to all rights and privileges and subject to all obligations and liabilities thereof.

(2) Right of First Refusal.

In the event a Shareholder desires to Transfer any or all of his, hers or its Shares, whether or not for value, such Shareholder (the "Selling Shareholder") shall comply with the following:

(a) Notice of Transfer. The Selling Shareholder shall first give written notice of such proposed Transfer (the "Notice of Transfer") to the Corporation and the Remaining Shareholders (as hereinafter defined). Such Notice of Transfer shall contain (i) the name, address and business or profession of the party to whom the Selling Shareholder proposes to Transfer such Shares, (ii) the number of Shares the Selling Shareholder proposes to Transfer and the price per Share (which is required to be all cash consideration) for such Transfer, and (iii) the terms and conditions of payment of such price. The proposed Transfer must be pursuant to a bona fide written offer for all cash consideration from a third party which is enforceable against such third party, and a copy of such written offer shall be delivered to the Corporation and the other Shareholders along with the Notice of Transfer. Following such Notice of Transfer, first the Corporation and then the Remaining Shareholder(s) shall have the right and option, but not the obligation, to purchase such Shares at the same price and on the same terms and conditions as specified in the Notice of Transfer, except that the date(s) of payment and related payment terms shall at the election of the Corporation or the Remaining Shareholder(s), as the case may be, be the payment date(s) and related payment terms set forth in either (I) the Notice of Transfer or (II) Section 4(b) hereof. As used herein, the term "Remaining Shareholders" shall mean all Shareholders other than a Selling Shareholder or a Shareholder (or Legal Representative of a Shareholder) with respect to whom a Redemption Event has occurred, as the case may be.

(b) Exercise of Right.

(i) Within 30 days after such Notice of Transfer, the Corporation may exercise the option granted under this Section 2 to purchase all, but not less than all, of the Selling Shareholder's Shares identified in the Notice of Transfer by giving the Selling Shareholder written notice of its intention so to do (the "Notice of Exercise"); provided, however, that exercise of such option by the Corporation shall require and be subject to the prior approval of the shareholders of the Corporation by the affirmative vote or written consent of the holders of at least a majority of the issued and outstanding voting Shares of the Corporation, with the Selling Shareholder's Shares not being entitled to vote thereon and not being counted for purposes of determining such majority.

(ii) If the Corporation affirmatively decides to not exercise its option, or if the Corporation's option expires, the Remaining Shareholders shall have a period of time extending until 60 days after such Notice of Transfer within which to exercise the Remaining Shareholders' option to purchase all, but not less than all, of the Selling Shareholder's Shares by giving the Selling Shareholder a Notice of Exercise. If more than one Remaining Shareholder provides the Selling Shareholder a Notice of Exercise, each such Remaining Shareholder may purchase his, her, or its pro-rata share of the Selling Shareholder's Shares in proportion of the number of Shares otherwise owned by each Remaining Shareholder.

(iii) The Closing of any purchase and sale of the Selling Shareholder's Shares pursuant to exercise of the option granted under this Section 2 shall take place within 90 days following the date of the Notice of Transfer.

(c) Transfer if Option Not Exercised. If, within such 60-day period, the Corporation and/or the Remaining Shareholders fail to exercise their option to purchase all, but not less than all, of the Shares offered for sale in the Notice of Transfer, then the Selling Shareholder may, within the 90 days following the expiration of such 60-day period, dispose of all Shares offered in the Notice of Transfer, provided (i) such Transfer is to the party and upon the same terms and conditions, including the purchase price, as set forth in the Notice of Transfer, and (ii) any party to whom such Shares are Transferred accepts and agrees in writing to the terms of this Agreement. At the end of such 90-day period, the rights of the Corporation and Remaining Shareholders pursuant to this Section 2 shall reattach and again be in full force and effect with respect to all Shares remaining in the hands of the Selling Shareholder, and no Transfer of such Shares can be made without again first offering such Shares for sale to the Corporation and Remaining Shareholders as provided in this Section 2.

(d) Effect of Redemption Event on Right of First Refusal. If a "Redemption Event" (as hereinafter defined) occurs with respect to the Selling Shareholder following a Notice of Transfer but before consummation of the Transfer of Shares (either to the Corporation or to any other party) pursuant to such Notice of Transfer, such Notice of Transfer automatically shall be deemed rescinded and of no further force or effect, and the rights and obligations of the parties hereunder instead shall be governed by the applicable provisions of this Agreement governing redemption of the Selling Shareholder's Shares upon the occurrence of such Redemption Event.
Preferred Stock
• Authorized: 5,000,000
• Outstanding: 0
• Material Rights: Preferred Shares shall have the following terms and rights:

Non-cumulative dividends when declared by the Board of Directors. Preferred Shares shall receive dividends prior to any distribution of dividends to holders of the Common Stock. Upon liquidation, Preferred Shares shall have liquidation preference over the Common /stock. Preferred Shares are convertible into Common stock, and if converted participates with Common Stock pro rata on an as-converted basis. Preferred Shares shall have no voting rights. Preferred Shares may be converted to Common Stock if necessary due to a public offering or at any time by agreement of the Company.
Convertible Note - CF 2022
• Amount Outstanding: $0.00
• Conversion Type: Non-Voting Preferred Stock
• Conversion Trigger: $5,000,000 Financing Round
• Valuation Cap: $25,000,000.00
• Discount Rate: 10
• Interest Rate: 3.5
• Material Rights: Conversion; Repayment Premium Upon Sale of the Company.

(a)   In the event that the Company issues and sells shares of its Preferred Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock resulting in gross proceeds to the Company of at least $5,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Preferred Stock at conversion price equal to the lesser of (i) 90% of the per share price paid by the Investors or (ii) the price equal to the quotient of $25,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b)   If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c)   Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d)   For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

What it means to be a minority holder

As a minority holder of Convertible Notes of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

   If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the convertible note should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any convertible note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering

registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering convertible notes in the amount of up to $1,230,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational iPlatform™ or iMBP therapeutic or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our iPlatform™ or iMBP therapeutics. Delays or cost overruns in the development of iPlatform™ or our therapeutic products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The convertible note that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
iMetabolic Biopharma Corporation was formed on November 17, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. iMetabolic Biopharma Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the iPlatform™ or iMBP therapeutics are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its

intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on iMetabolic Biopharma Corporation or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on iMetabolic Biopharma Corporation could harm our reputation and materially negatively impact our financial condition and business.

There is no guarantee that a patent application will result in an issued patent
No assurance can be given that any patent applications will be issued as a patent, or if issued, the desired key claims will be allowed. We believe one of the most powerful value drivers of the Company is developing a broad intellectual property portfolio. However, the cost of patent prosecution actions is very expensive and costs may influence or prevent the issuance of a patent or a patent with any value.

Achieving full company success will require the filing of many additional patent applications in the future
The Company intends to continue to grow its product and technology pipelines. This requires continuous expansion of the Company's intellectual property portfolio to encompass both compositions of matter and uses

thereof. It is important to note that there are a number of costs associated with the filing of both domestic and international patent applications. There is no guarantee that the company will be able to support the cost for all these filings in all the desired geographies. This may limit the breadth of patent protection which may in turn limit the company's ability to generate revenue.

Although we try to avoid infringement, there is the risk that we may be sued for infringing patented technology owned by another person or entity.
Reporting time periods after patents are filed depending upon geography. In the U.S., patent applications are confidential while pending, while some foreign countries publish patent applications for the first time six months or more after filing. We may not be aware of published or granted conflicting patent rights. Any conflicts resulting from patent applications and patents of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. In addition, defending or indemnifying a third party against a claim of infringement can involve lengthy and costly other legal actions, and there can be no guarantee of a successful outcome. Our management also seeks to maintain certain intellectual property as trade secrets. The secrecy of this information could be compromised by third parties, or intentionally or accidentally disclosed to others by our employees, which may cause us to lose any competitive advantage we enjoy from maintaining these trade secrets.

Dependence upon third-party researchers or collaborative partners who are outside of our control
The development and testing of iMBP therapeutic products will require significant pre-clinical and clinical testing. Such studies require the support of industry partners that have the skill, resources and expertise to perform such studies. As these are third party business, the Company may fall victim to unexpected strategic moves within the drug industry, that may result in the loss of key testing capabilities, significant increase in testing costs and/or significant delays in test completion.   Such disruptions may have significant impact on the Company in building value, raising additional capital, and/or achieve revenue.

In-licensing of drug-development programs could result in operating difficulties, dilution and other harmful consequences.
We may seek to in-license certain technologies, but have only limited experience in these types of transactions. From time-to- time, management may engage in discussions regarding in-licensing or certain technologies management believes critical to our business. Any one of these transactions could have a material effect on our financial condition and operating results.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property.
Because we operate in the highly technical field of drug discovery and development, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We enter into confidentiality and intellectual property assignment agreements with corporate partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all

confidential information developed by the party or made known to the party during the course of the party's relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. The failure to obtain or maintain trade secret protection could adversely affect our competitive position.

If we are unable to recruit, retain or motivate highly skilled key personnel to the company, we may not be able to grow effectively or have all the desired exit optionality or reach our full potential.

Our performance is largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate, and retain highly skilled personnel for all areas of the organization. Competition in the industry for qualified employees is intense and it is likely that certain competitors will directly target some of our employees. Our continued ability to compete effectively depends on our ability to retain and motivate existing employees. Management may also need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. We compete for qualified individuals with numerous biotech and biopharma industry companies and other emerging entrepreneurial companies. Competition for such individuals is intense, and we may not be able to successfully recruit or retain such personnel. Attracting and retaining qualified personnel will be critical to our success. The CEO is not a majority shareholder and only has a minor role in daily operations and has major roles in other companies. Retaining him and/or replacing him with a qualified person may create hardship to the company and could hinder growth.

Royalties from IP Licenses & Reversion of Rights to Inventors

Intellectual property contracts are complex and often wrought with contingencies and clauses tied to revenue or developmental milestones. As part of a settlement dismissal with prejudice, solely involving patent 9,783,600, iMBP Holding, LLC (a wholly owned subsidiary of iMetabolic Biopharma Corporation) agreed to pay a royalty to the original patent inventors of all gross fees or revenue received. No royalties have been paid to date as the company remains pre-revenue. In the event that iMBP Holding, LLC is unable to generate patent licensing revenue, the intellectual property will eventually revert back to the original three inventors. At that point, each inventor is allowed to non-exclusively assign, perfect or out-license their portion of the patent autonomously. Such action would leave the company with a non-exclusive intellectual property rights assignment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or

(4)	to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

iMetabolic Biopharma Corporation

By /s/ *Urban Kiernan*

Title: CEO and Chairman

By /s/ *Urban Kiernan*

Name: Urban Kiernan
Title: CEO and Chairman

By /s/ *Urban Kiernan*

Name: Urban Kiernan
Title: CFO

By /s/ *Jeffrey Zimmerman*

Name: Jeffrey Zimmerman
Title: Director and General Counsel

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet

iMetabolic Biopharma Corporation

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Business Checking (4638) - 2	505.00
Business Checking (6601) - 2	25,221.36
PNC 4638- Not Connected	0.00
PNC 6601/BBVA 5850- not connected	0.00
Total for Bank Accounts	**$25,726.36**
Other Current Assets	
QuickBooks Tax Holding Account	2,060.74
Uncategorized Asset	0.00
Total for Other Current Assets	**$2,060.74**
Total for Current Assets	**$27,787.10**
Fixed Assets	
Accumulated Depreciation	-2,962.34
Furniture and Equipment	2,962.34
Total for Fixed Assets	**$0.00**
Total for Assets	**$27,787.10**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
Business Line of Credit (5681) - 2	55,019.59
Total for Credit Cards	**$55,019.59**
Other Current Liabilities	
Direct Deposit Payable	0.00
Interest Payable - Bmt Bryn Mawr Trust Convertible Notes	10,244.46
Payroll Liabilities	$681.60
AZ Income Tax	-100.99
AZ Unemployment Tax	0.80
Federal Taxes (941/943/944)	-489.75
Federal Unemployment (940)	23.04
Total for Payroll Liabilities	**$114.70**
Total for Other Current Liabilities	**$10,359.16**
Total for Current Liabilities	**$65,378.75**
Long-term Liabilities	
Note Payable	$30,000.00
Bmt Bryn Mawr Trust Convertible Note	379,779.48
Total for Note Payable	**$409,779.48**
SBA Loan	148,000.00
Total for Long-term Liabilities	**$557,779.48**
Total for Liabilities	**$623,158.23**

Balance Sheet

iMetabolic Biopharma Corporation

As of Dec 31, 2025

	TOTAL
Equity	
Additional Paid in Capital	25,470.23
Capital Stock	40,000.00
Opening Balance Equity	0.00
Retained Earnings	-562,228.55
Net Income	-98,612.81
Total for Equity	**-$595,371.13**
Total for Liabilities and Equity	**$27,787.10**

Accrual Basis Friday, May 01, 2026 11:36 PM GMTZ   **2/2**

Profit and Loss

iMetabolic Biopharma Corporation

January 1-December 31, 2025

	TOTAL
Income	
NIH Grant 1 - Funded	89,018.87
NIH Grant 2 -Funded	48,310.85
Total for Income	**$137,329.72**
Cost of Goods Sold	
NIH- Fee	18,480.00
Total for Cost of Goods Sold	**$18,480.00**
Gross Profit	**$118,849.72**
Expenses	
Direct	
R&D	
Computations	15,782.79
Consultants	17,000.00
Payroll Expenses	
Taxes	3,448.35
Wages	36,570.00
Total for Payroll Expenses	**$40,018.35**
Reagents	22,114.00
Services	95,019.93
Software	336.67
Supplies	111.25
Total for R&D	**$190,382.99**
Total for Direct	**$190,382.99**
F&A	
Bank Service Charges	-160.00
Consultants	7,332.00
Legal and Professional Fees	
Legal Fees	6,240.70
Total for Legal and Professional Fees	**$6,240.70**
Marketing	-36,322.57
Overhead	
Alarm	1,068.04
Insurance	1,371.00
Internet	999.88
Phone	1,214.33
Rent	
Landlord	22,418.33
Taxes	246.50
Total for Rent	**$22,664.83**
Total for Overhead	**$27,318.08**

Profit and Loss

iMetabolic Biopharma Corporation

January 1-December 31, 2025

	TOTAL
Services	
Accounting	7,763.18
Total for Services	**$7,763.18**
Total for F&A	**$12,171.39**
Interest Expense	16,042.26
Total for Expenses	**$218,596.64**
Net Operating Income	**-$99,746.92**
Other Income	
Other Income	1,134.11
Total for Other Income	**$1,134.11**
Net Other Income	**$1,134.11**
Net Income	**-$98,612.81**

Statement of Cash Flows

iMetabolic Biopharma Corporation

January 1-December 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-98,612.81
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Business Line of Credit (5681) - 2	17,410.90
Direct Deposit Payable	0.00
Payroll Liabilities:AZ Income Tax	-51.04
Payroll Liabilities:AZ Unemployment Tax	24.80
Payroll Liabilities:Federal Taxes (941/943/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	140.94
QuickBooks Tax Holding Account	-2,060.74
Uncategorized Asset	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$15,464.86**
Net cash provided by operating activities	**-$83,147.95**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Note Payable	15,000.00
Note Payable:Bmt Bryn Mawr Trust Convertible Note	11,415.14
Net cash provided by financing activities	**$26,415.14**
NET CASH INCREASE FOR PERIOD	**-$56,732.81**
Cash at beginning of period	**$82,459.17**
CASH AT END OF PERIOD	**$25,726.36**

iMetabolic Biopharma Corporation
Statement of Shareholder Equity
2024-2025

| | Preferred Stock | | Common stock | | Additional | Accumulated | Stockholders' |
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit
31-Dec-23	-	$ -	10,420,233	$ -	$ 25,470	$ (376,467)	$ (350,997)
Share based compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(120,292)	(120,292)
31-Dec-24	-	$ -	10,420,233	$ -	$ -	$ (496,759)	$ (471,289)
Shares issued for debt conversion	-	-	4,572	-	-	-	-
Discount on convertible debt	-	-	-	-	-	-	-
Share based compensation	-	-	-	-	-	(98,612)	(98,612)
Net income (loss)	-	-	-	-	-	-	-
31-Dec-25	-	$ -	10,424,805	$ -	$ -	$ (595,371)	$ (569,901)



























Cell: Q5
Comment: davidg:
    If totals are positive numbers, change to "Retained Earnings"

Cell: S5
Comment: davidg:
    If totals are positive, changed to "Stockholders' Equity"

NOTE 1 – NATURE OF OPERATIONS

iMetabolic Biopharma Corporation was founded on November 17, 2017 ("Inception") in the state of AZ and redomiciled on December 2, 2022 in the State of NV. The financial statements of iMetabolic Biopharma Corporation (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Phoenix, AZ.

iMetabolic Biopharma Corporation is an early stage TechBio company that is developing new therapeutics for the treatment of cardiometabolic, cardiovascular and neurodegenerative diseases. These drugs are innovated through the application of our proprietary iPlatform discovery technology which allows for the engineering of new modes of action, improved specificity in a cost effective manner.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from external sources for either sale of goods and services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and AZ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company currently has $148,000 in debt via a Small Business Administration loan and $55,858 in short term debt. Moreover, as the StartEngine campaign raised funds on a convertible note, the company carries the balance of the raise $378,331 in the form of convertible debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 95,000,000 shares of our common stock with par value of $0.001. As of 12/31/2025 the company has currently issued 10,424,805 issued and outstanding shares of our common stock. Fully diluted shares from issued options and warrants totals 14,594,827.

We have authorized the issuance of 5,000,000 shares of our preferred stock with par value of $0.001. As of 12/31/2025 the company has currently issued 0 shares of our preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through December 31, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Urban A. Kiernan, the Founder/Chairman & Chief Executive Officer of iMetabolic Biopharma Corporation, hereby certify that the financial statements of iMetabolic Biopharma Corporation and notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were total income of $ 137,329; taxable income of $0.00 and total tax of $0.00.
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IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 27, 2026.

_____ (Signature)

_____CEO_____ (Title)

_____April 27, 2026_____ (Date)